Thomas Equipment, Inc.

Amendment # 5 to Registration Statement on Form S-1

File No. 333-124217

Additional Responses to SEC Comment Letter dated December 1, 2005

In our initial response, filed December 2, 2005, to the Staff’s comment letter dated December 1, 2005, we indicated that we would provide separately an analysis related to Comment 1 in the Staff’s letter (which relates to accounting under EITF Issue 96-19 for the modification of our Laurus debt agreements).

This additional response is being filed to provide that analysis. In addition, we are also providing additional material responsive to the Staff’s Comment 5 (accounting for embedded derivatives related to put and call options) and Comment 9 (volatility used for Black-Scholes option valuation calculations).

The Staff’s Comments 1, 5 and 9, together with the additional responses, are included below.

General

1.	We note your response to prior comment 1. Please address the following:

•	In calculating the present value of the cash flows for purposes of applying the 10% test, tell us how you applied the following guidance provided in EITF 96-19:

-
If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses are to be performed assuming exercise and non-exercise of the call or put. The cash flows assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

-	If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment should be used to determine the appropriate cash flows.

•	Likewise, please explain why it is reasonable to assume the maximum amount of registration penalties for purposes of the cash flow analysis.

•	Confirm to us that you treated the $600,000 penalty as part of the cash flows related to the old debt or explain why it is appropriate to treat the payment as part of the new debt.

Response

As stated in our previous response, we have prepared an analysis related to the application of EITF Issue 96-19, which is summarized below. We have the following comments related to the analysis and to the Staff’s comments above.

1.
Both the ‘old’ debt instruments and the ‘new’ debt instruments contain identical call and put options, except that the new debt instruments do not give Laurus the ability to put the debt back to us for failure to have an effective registration statement. In all other respects, their ability to put the debt back to us (and our ability to call it) are unchanged. Because there was no change in these features, we do not believe that the analysis should include the effect of the call and put options because there was no change in them that would affect the underlying cash flows. The removal of Laurus’ put option related to the registration rights (and the associated penalties) is considered in our basic cash flow analysis under EITF 96-19, rather than being considered as a change in Laurus’ put option. Laurus still has an identical put option - there is simply one less circumstance in which it can be exercised. We believe that the language in EITF 96-19 referenced in the Staff’s comments (“If either the new debt instrument or the original debt instrument is callable or puttable”) is referencing a situation where either the old or new debt included a put or call and the other did not or where the call or put options are different between the old and new debt. In our case, they are not different.

As regards our call option, because that call option is exercisable at any time (i.e., we can repay the debt with a 5% premium), an analysis that includes exercise of the call option would assume immediate exercise of it in both cases. In that scenario, there would be no discounting of the future cash flows (because of “immediate” exercise) and the only difference in the cash flows would be the fee of $600,000 paid to Laurus. We do not believe that such a comparison is meaningful because it does not represent a scenario that could be expected to occur - immediate exercise of the call option would, de facto, extinguish the debt, thus negating the need for any analysis under EITF 96-19.

2.
The analysis that follows looks at the discounted cash flows related to the old debt and the new debt. It includes significant assumptions, including the discount rate used and the timing of the effectiveness of our registration statement.

EITF 96-19 requires that the discount rate to be used is “the effective interest rate, for accounting purposes, of the original debt instrument.” Because the initial carrying amount of the debt (and hence its effective interest rate) is significantly affected by the valuation of the freestanding and embedded derivative instruments, until the appropriate accounting for those instruments and our Laurus debt instruments is resolved (which is significantly affected by the Staff’s Comments 5 and 9 below), we cannot determine the actual discount rate that should be used in the cash flow calculations. However, based on our review to date and the accounting model and assumptions that we propose to follow (see Comments 5 and 9 below), the initial carrying amount of the Laurus debt will be small relative to its face amount, resulting in a high effective interest rate. In the accompanying analysis, an estimated rate of 220% has been used. This rate is an estimate of the blended effective rate on the debt, based on using our historical volatility factors in calculating the value of the derivative instruments associated with the debt (the amount of which affects the initial carrying amount of the debt host). When the volatility factor we use is amended (see response to Comment 9 below), the effective interest rate will be lower; the second analysis reflects this by reducing the effective interest (by a factor of about 30%) to 155%. Once the accounting for the Laurus debt is resolved, this rate will be adjusted to the actual effective rate and the analysis will be updated.

The analysis is also affected by the assumption made as to the timing of effectiveness of the registration statement. We note the Staff’s comment above as to the reasonableness of assuming the maximum amount of registration penalties for purposes of the cash flow analysis. For the ‘old’ debt, registration rights penalties continue for as long as the registration statement is not effective. The analysis below includes differing assumptions as to the timing of effectiveness, to determine the affect of that timing on whether or not the discounted cash flows vary by more or less than the 10% threshold under EITF 96-19.

The analysis also includes an assumption of the extent to which the interest rate would be reduced under the “old” debt terms, once the registration statement is effective. Under the old terms, the rate reduction was re-determined each month, and the rate reduced by 200 basis points for each 25% by which the market price exceeded the strike price. For the purposes of this analysis, a reduction of 4% in the monthly rate has been used.

Immediately prior to filing our Form 10-Q for the quarter ending December 31, 2005 (due February 14, 2006), we will update the model based on the facts and circumstances as they exist at that point and make a final determination of the accounting to be followed.

EITF 96-19 – discounted cash flow analysis related to Laurus debt:

Effective interest rate: 220%; Registration penalties: $440,000 per month; Waiver fee: $600,000

	Effective 1-31-2006		Effective 2-28-2006		Effective 3-31-2006		Effective 4-30-2006
	Old	New	Old	New	Old	New	Old	New

Term note $6m
Principal	1,121,315	1,121,315	1,121,315	1,121,315	1,121,315	1,121,315	1,121,315	1,121,315
Interest	143,447	181,547	150,862	181,547	156,841	181,547	161,650	181,547

Term note $1.9m	355,083	355,083	355,083	355,083	355,083	355,083	355,083	355,083
Principal	45,425	57,490	47,773	57,490	49,666	57,490	51,189	57,490
Interest

Revolver $20m
Principal	385,889	385,889	385,889	385,889	385,889	385,889	385,889	385,889
Interest	681,793	910,435	713,835	910,435	740,960	910,435	763,927	910,435

Registration penalties	952,921		1,178,210		1,368,918		1,530.400

Waiver fee		600,000		600,000		600,000		600,000

Total present value	3,685,873	3,611,759	3,952,967	3,611,759	4,178,672	3,611,759	4,369,453	3,611,759

Change in present value	74,114		341,208		566,913		757,694

Change %	2.01%		8.63%		13.57%		17.34%

EITF 96-19 – discounted cash flow analysis related to Laurus debt:

Effective interest rate: 155%;: Registration penalties: $440,000 per month; Waiver fee: $600,000

	Effective 1-31-2006		Effective 2-28-2006		Effective 3-31-2006		Effective 4-30-2006
	Old	New	Old	New	Old	New	Old	New

Term note $6m
Principal	1,530,862	1,530,862	1,530,862	1,530,862	1,530,862	1,530,862	1,530,862	1,530,862
Interest	173,218	225,908	182,153	225,908	189,696	225,908	196,051	225,908

Term note $1.9m	484,772	484,772	484,772	484,772	484,772	484,772	484,772	484,772
Principal	54,852	71,538	57,682	71,538	60,070	71,538	62,083	71,538
Interest

Revolver $20m
Principal	1,148,881	1,148,881	1,148,881	1,148,881	1,148,881	1,148,881	1,148,881	1,148,881
Interest	856,366	1,180,424	894,974	1,180,424	929,198	1,180,424	959,549	1,180,424

Registration penalties	1,041,367		1312,817		1,553,445		1,766,840

Waiver fee		600,000		600,000		600,000		600,000

Total present value	5,290,318	5,242,385	5,612,141	5,242,385	5,896,924	5,242,385	6,149,038	5,242,385

Change in present value	47,933		369,756		654,539		906,653

Change %	0.91%		6.59%		11.10%		14.74%

As noted above, immediately prior to filing our Form 10-Q for the quarter ending December 31, 2005, we will update the model based on the facts and circumstances as they exist at that point and make a final determination of the accounting to be followed.

5.
Please refer to prior comment 3. Tell us how you considered the fact that you have the option to redeem the term notes at 105% of the outstanding principal and accrued interest at any time in reaching your conclusion, that the call option is clearly and closely related to the host instrument and should not be separated from the host contract. We note that if the redemption option is exercised immediately, the investor's initial rate of return is doubled and would appear to meet the condition outlined in paragraph 13(b) of SFAS 133. Alternatively, please provide us with a revised detailed analysis which clearly shows how you considered the guidance in paragraphs 13 and 61 (d) of SFAS 133 and DIG Issues B-16 and B-39.

Response

Redemption (call) options exercisable by Thomas

In our previous response, we indicated that we believed that these do not require to be separated from the host contract, based on DIG Issue B-39.

Redemption (call) options that may be exercisable by the holder (investor)

As indicated in our previous response, we believe that certain put (redemption) options that are contingently exercisable by the holder may require to be bifurcated and accounted for separately from the host contract.

The following discussion summarizes our proposed approach to accounting for the freestanding and embedded derivatives related to our Laurus debt.

This discussion assumes that the debt is not “conventional convertible debt” under EITF 00-19 and EITF 05-02. As such, if the EITF 00-19 tests are not met, then the embedded conversion option would be bifurcated. It is assumed that the tests in EITF 00-19 are not met (thus requiring bifurcation), either because of the existence of cash penalties associated with the registration rights agreement or because of other factors (such as the inability to conclusively demonstrate that the company will have sufficient authorized shares). On that basis, our proposed accounting uses the following model.

The proceeds received from Laurus are allocated to three components -

1.
Freestanding options and warrants.  These are accounted for as derivative instrument liabilities and initially recorded at their full fair values on issuance (based on Black-Scholes valuations). They are subsequently marked-to-market until they are exercised or expire (or until the conditions permitting equity classification exist, at which point they are re-classified and no longer marked to market).

2.	An embedded compound derivative instrument liability that is bifurcated from its host (debt) contract and accounted for separately at fair value.

3.
A residual debt host.  The initial amount of this host is the total proceeds received, less the amounts allocated in 1 and 2 above, but not less than zero.  This residual debt host is accreted over the expected life of the debt to its redemption (face) amount, using an effective interest method.

Where necessary, the proceeds received are allocated first to the freestanding options and warrants and then, if there is more than one debt host instrument, allocated to each host instrument pro rata, based on the face amount of the hosts.  Any (compound) embedded derivative instrument in each host is then deducted from the proceeds allocated to each host (and any excess immediately recognized as a charge to income).  This ‘order of allocation of the proceeds’ only matters when there are multiple hosts and they have different elements to their embedded derivative instruments.  By allocating the net-of-freestanding-instruments proceeds to each host before considering its embedded derivatives, it is possible that one or more of the debt hosts may be left with some initial basis, whereas if the value of all the embedded derivatives were deducted first, that may absorb all the proceeds (so that none of the host instruments is left with any basis).

The embedded compound derivative instrument has four components:

1.	An embedded conversion feature, related to the principal amount

2.	An embedded conversion feature, depending on the debt terms, related to the interest payments, which the debt holder may take in stock (thus, in effect, having a series of call options).

3.	A put option related to the investor’s ability to unilaterally require repayment, with a premium, in certain circumstances.

4.	An interest rate reset feature (i.e., an interest rate that reduces, based on the market price of the stock, after registration becomes effective).

The embedded conversion features (1. and 2. above) are valued (using Black-Scholes) as of each reporting date, based on the expected principal and interest payment stream, using the interest rate in effect at the reporting date, the expected principal repayments as of the reporting date and the conversion price that would be applicable at the reporting date. If the conversion price varies (perhaps as a % of the market price and perhaps subject to a stated “floor” amount), the conversion price that would be applicable as of the reporting date is used.  The conversion price that would apply as of the reporting date is considered the ‘best indicator’ of the conversion price for both the principal and interest rate conversion options.

Separate accounting for the investor’s put option (as a bifurcated derivative instrument) is assumed to be required only if it can be unilaterally exercised by the holder in circumstances that are not “solely within the control of the issuer” (the most likely of which are the failure to get a registration statement effective by a defined date or a change in control), and in circumstances that would “at least double the investor’s initial rate of return” (FAS 133, paragraph 13) . The put option held by the investor is the value of the put itself (e.g., 5% of the debt principal (i.e., face amount) as of the reporting date), perhaps discounted to a present value, based on when it could be exercised.  If the conditions related to the put could exist at the reporting date (i.e., there is no ‘earliest date’ at which the conditions could exist), then there would be no discount.  Thus an ‘effective registration statement’ that is required at some future date would allow for some discounting (based on the period to that date) but a put exercisable because of ‘a change of control’ would not.

The value of the put does not include the unamortized discount on the debt host - this is being amortized over the expected (‘normal’) life of the debt. The second sentence of the second paragraph of the response to DIG Issue B6 “Embedded Derivatives: Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative”, provides that “Once the carrying value of the host contract is established, it would be accounted for under generally accepted accounting principles applicable to instruments of that type that do not contain embedded derivatives.”

DIG Issue B15 requires that, if a host has more than one embedded derivative instrument that is required to be bifurcated, then “those embedded derivative features must be bundled together as a single, compound embedded derivative instrument that would then be bifurcated and accounted for separately from the host contract under Statement 133.” The embedded conversion features (1. and 2. above) and the put option (3. above) are mutually exclusive, i.e., exercise of one cancels the other.  Thus, the value of the conversion features and the value of the put cannot be “added together” to determine the value of the compound derivative instrument.  Rather, they each act as a ‘floor’ for the other.  Said another way, the value of the compound derivative (at least for these elements) at any reporting date is the higher of the embedded conversion features or the put.

The value of the compound derivative instrument is ‘adjusted’ (downwards) for the value of the interest rate reset feature (4. above).  However, because the valuation is that of a ‘single compound derivative instrument’ and not a collection of separate instruments whose values are aggregated, the assumptions used about, e.g., future interest streams, should be internally consistent.  For example, an assumption that there is a series of call options represented by a future interest rate stream, de facto, means that there is an assumption that the interest rate reset feature will not become effective.  Like the embedded conversion of the principal and the put option, they are ‘mutually exclusive’ when considered as part of a single instrument and cannot be both assumed to (fully) exist at the same time.  Thus, an assumption that includes an interest rate stream through debt maturity implicitly values the interest rate feature at zero (because implicitly it is not expected to occur).  If the interest rate reset feature is to be valued (because it is expected to occur), then the call options related to the interest rate stream need to be adjusted (to reflect the non-existent or reduced interest), as well as valuing the benefit of the expected reduced interest cost. Whatever assumptions are made in the particular circumstances, they should be consistent with the notion of a ‘single compound instrument’. In most circumstances, valuing the interest stream through debt maturity, thus implicitly valuing the reset feature at zero, may be appropriate.

Conclusion

We would appreciate any comments the Staff may have on the above approach.

Note 19. Stock options and warrants, page F-42

9.
Please refer to prior comments. We have evaluated your response and continue to believe that, consistent with the guidance in paragraph 285(b) of SFAS 123, the average volatilities of similar entities along with the limited historical volatility of your common stock provide a more meaningful volatility measure. In addition, it appears unlikely that you have no readily comparables entities. In evaluating similarity of entities, you should consider factors such as industry, stage of life cycle, and financial leverage. Please refer to the guidance in paragraphs 277 and 285 of SFAS 123, footnote 60 to paragraph A32(c) of SFAS 123(R), and Question 6 of SAB Topic 14D and revise the filing accordingly.

Response

As indicated in our previous response, we have reviewed companies included in our SIC code (and related codes) for entities that may be considered “comparable”, either because of their size or the nature of their business. In particular, we reviewed the historical volatility reported by companies that had been identified in a public report by an independent financial analyst as our “competitors”.

Based on that review, the volatilities disclosed by those companies generally ranged from approximately 25% to approximately 59%, with the older, more mature and larger companies at the lower end of the range and the smaller, and arguably more directly-comparable, entities at the higher end of the range. The life of the options for which these entities were using these volatility factors were generally similar (5 - 7 years) to the options that we are valuing.

Based on this analysis, in valuing our options, we propose to use a volatility of 50% as a reasonable estimate of the volatility we expect to occur over the life of the options we have issued.